Exhibit 21.1

Subsidiaries of SeaWorld Entertainment, Inc.

Name	Jurisdiction of Incorporation/Organization

SeaWorld Parks & Entertainment, Inc.	Delaware

SeaWorld Parks & Entertainment LLC	Delaware

Sea World LLC	Delaware

Sea World of Florida LLC	Florida

Sea World of Texas LLC	Delaware

Langhorne Food Services LLC	Delaware

SeaWorld Parks & Entertainment International, Inc.	Delaware

SeaWorld of Texas Holdings, LLC	Texas

SeaWorld of Texas Management, LLC	Texas

SeaWorld of Texas Beverage, LLC	Texas